File N° 82-3845

TRANSPORTADORA
DE GAS DEL NORTE S.A.

May 29, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re.: *Transportadora de Gas del Norte S.A.*
File N° 82-3845

Ladies and Gentlemen:

Attached please find the quarter financial statements of Transportadora de Gas del Norte S.A. as of March 31, 2002 prepared in accordance with the General Resolution N° 368/01 of the Comisión Nacional de Valores (the Argentine National Securities Commission, the "CNV"), which financial statements have recently been filed with the CNV and the Buenos Aires Stock Exchange.

This information is furnished pursuant to Rule 12g3-2(b)(1)(i) under the Securities and Exchange Act of 1934.

Sincerely yours,

Marcelo Brichetto
Legal Counsel

Encl.

l/corresp/gral/sec

TGN

TRANSPORTADORA DE GAS DEL NORTE S.A.

Financial Statements at March 31, 2002 and 2001

Don Bosco 3672- C1206ABF - Buenos Aires - Argentina - Teléfonos: (54-11) 4959-2000

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF MARCH 31, 2002 AND 2001

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS
AS OF MARCH 31, 2002 AND 2001

CONTENTS

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

In compliance with the provisions of General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores - CNV), we provide below a summary of the results of the operations of Transportadora de Gas del Norte S.A. ("TGN" or the "Company") and its financial position, which should be read together with the accompanying financial statements.

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION

Legal framework. Applicable accounting standards

In analyzing this accounting information, the changes to the regulatory framework applicable to the Company as a result of the economic measures adopted by the National Government and the new valuation and disclosure criteria resulting from conforming to those measures should be taken into account:

- The effects of the devaluation of the Argentine peso during the first quarter of the year are shown in Notes 1.2. to the Company's financial statements as of March 31, 2002, as well as all the effects derived from the legislation in effect at the time of approval and issue of the financial statements.

- Notwithstanding the original contractual framework detailed in Note 1.3., Law No. 25561 on Economic Emergency and Exchange System Reform established the obligatory conversion of tariffs into pesos at the exchange rate of US$ 1 = $ 1, their freezing in pesos as of that date and the elimination of the half-yearly adjustment based on the Producer Price Index (PPI).

  Decree No. 689/2002 published on May 2, 2002 in the Official Gazette established that as from January 6, 2002 the tariffs for public transportation of natural gas for export via gas pipelines in the national territory are not subject to the provisions of Law No. 25561 or Decree No. 214 dated February 3, 2002.

  As a result of the provisions of the Emergency Decree, the Company has recorded sales corresponding to transportation of gas for export in U.S. dollars at the rate of exchange in effect at the time of billing. The respective trade account balances pending collection as of March 31, 2002 were restated.

- Resolution MD No. 3/2002 issued on March 6, 2002 by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, adopted by General Resolution No. 398/02 of the CNV, established the capitalization of exchange differences generated by foreign currency liabilities existing as of January 6, 2002 used to finance the production or construction of assets.
  Consequently, as described in Note 2.2.d) to the accompanying financial statements, the exchange differences corresponding to financial liabilities denominated in foreign currency arising after that date were recognized at the cost value of the fixed assets exclusively related to the gas transportation system acquired or built with that financing. Those exchange differences are amortized over the remaining useful lives of the fixed assets making up the gas transportation system, which is 28 years on average.

Subject to the resolution of the uncertainty generated by the changes in the economic context and the legal and contractual conditions under which the Company was operating, as well as the outcome of the renegotiation of contracts mentioned in Note 1.2., aggregate book value of fixed assets does not exceed recoverable value.

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Results for the period ended March 31, 2002

The net result of the quarter ended March 31, 2002 was a loss of $ 20.2 million, compared to net income amounting to $ 13.3 million for the comparative period.

The most significant changes have been recorded in the following lines:

i) higher net sales for $ 10.5 million ii) higher operating, administrative and selling expenses for $ 8.9 million iii) increased financial costs for $ 46.4 million, iv) an improvement in other income and expenses of $ 2.6 million, v) an increase in the income from investment in subsidiaries for $ 1.0 million and vi) lower income tax charge for $ 7.7 million.

The following tables show the most significant changes in the result for the quarters ended March 31, 2002 and 2001, as well as certain economic and financial ratios related to the Company's net equity.

- ***Results***

(In $ million)

	Three- month periods ended 03.31.		
	2002	*2001*	*Variation $*
Income from revenues			
Gross revenues			
Gas transportation	83.9	69.6	14.3
Allowance for doubtful accounts in foreign currencies	(3.8)	-	(3.8)
Provincial turnover tax	(2.5)	(2.1)	(0.4)
Benefit on social security contributions Decree N° 292-1520-814	(0.4)	(0.6)	0.2
Subtotal gas transportation	77.2	66.9	10.3
Operation and maintenance service	2.5	1.5	1.0
Allowance for doubtful accounts in foreign currencies	(0.8)	-	(0.8)
Subtotal operation and maintenance service	1.7	1.5	0.2
Net revenues	78.9	68.4	10.5
Operating costs			
Operating and maintenance costs	(10.8)	(12.4)	1.6
Fixed assets depreciation	(18.9)	(10.1)	(8.8)
Intangible assets amortization	(0.6)	(0.6)	-
Subtotal	(30.3)	(23.1)	(7.2)
Gross profit	48.6	45.3	3.3
Administrative and selling expenses	(7.1)	(5.4)	(1.7)
Operating income	41.5	39.9	1.6
Income from investment in subsidiaries	1.0	-	1.0
Other income (expenses) net	0.6	(2.0)	2.6
Financial and holding results	(63.3)	(16.9)	(46.4)
Net (Loss) income before income tax	(20.2)	21.0	(41.2)
Income tax	-	(7.7)	7.7
Net (Loss) income for the period	(20.2)	13.3	(33.5)

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Results for the period ended March 31, 2002 (Contd.)

- *Economic and financial ratios*

	Three-month periods ended 03.31.	
	2002	2001
Total Assets ($ million)	2,390.3	1,304.8
Total Liabilities ($ million)	1,770.0	669.2
Shareholders' equity ($ million)	620.3	635.6
Shareholders' equity / total liabilities	0.35	0.95
Net (Loss) income for the period ($ million)	(20.2)	13.3
Income before financial and holding results. depreciation. amortization and income tax ($ million)	64.8	49.9
Book value ($/share)	1.7647	1.8083
Earnings per common share ($/share) for the period	(0.0575)	0.0379

- ***Income from revenues***

The following table shows a summary of income from net revenues by type of service for the quarters ended March 31, 2002 and 2001:

(In $ million)

	Three-month periods ended 03.31.			
Type of service	2002	%	2001	%
Gas transportation service	77.2	97.8	66.9	97.8
Gas pipeline operation and maintenance service	1.7	2.2	1.5	2.2
Total net revenues (*)	**78.9**	**100.0**	**68.4**	**100.0**

(*) A detailed breakdown of net income from revenues is included in Note 3.f) to the corresponding financial statements.

Gas transportation service

Net revenues of gas transportation services for the first half of 2002 amounted to $ 77.2 million, compared to $ 66.9 million for the comparative period.

The increase of $ 10.3 million is basically due to: a) accrual of billing in U.S. dollars corresponding to exports, as established by Decree No. 689/2002 published on May 2, 2002, which generated $ 17.5 million as a result of the increase in revenues due to the variation in the rate of exchange, b) changes generated by increases in the transportation capacity for $ 2.8 million, c) accrual in the comparative period of changes in deferred tariffs (PPI) pending billing for $ 6.2 million, and d) the setting up in the current period of an allowance for certain expenses invoiced in U.S. dollars, since collection in that currency is uncertain. In order to value those expenses at the exchange rate of US$ 1 = $ 1 a provision for $ 3.8 million has been set up.

As of March 31, 2002 TGN's transportation capacity reached 52.992 MMm3/d, a 0.4% increase with respect to March 31, 2001.

During the current period, TGN signed a new firm transportation contract with Metrogas Chile S.A. effective from May 1, 2002. This contract on the Centro Oeste gas pipeline formalizes TGN's commitment to place 300 Mm3/d of capacity at the disposal of this customer at the La Mora delivery point without any investment being required.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

Commercial perspectives for the future

Since the start of operations, TGN has made significant investments to increase its transportation capacity and supply an increasing demand, within the framework of a growing industry that had been developing on the basis of clear rules of business.

The passing of Law No. 25561 on Economic Emergency and Exchange System Reform put an end to the convertibility regime which established an exchange rate in Argentina of $ 1 per US$ 1 since 1991 and implied the conversion into pesos of utility rates and their subsequent freezing (even in those cases originally fixed in U.S. dollars, such as gas transportation and distribution). These measures, together with the sharp devaluation of the Argentine currency and the lack of lines of credit for corporations, has deteriorated the economic and financial situation of TGN, substantially conditioning the outlook of its business.

Although the National Government has started to renegotiate the contracts for public works and services in which TGN is involved, the outcome is uncertain and the purpose of this process is to enable corporations to overcome the crisis. As a result, it will be difficult for the Company to return to the level of business recorded in the past until the economic and financial conditions that enabled the development of the industry since its privatization have been restored.

The Company, however, will continue to look for growth opportunities, focusing on project development, with emphasis on exports, and structuring the projects in which it will take part to ensure they become feasible.

TGN is working with GasAndes and certain customers of central Chile on the extension of its firm transportation capacity to supply the growth in the demand for electricity from industry in this area.

Brazil is also a priority for TGN. The Company is confident that it will be able to supply the increase in the consumption of natural gas in the south of the country. To this end, the Company actively participates in the development of the Transportadora Sulbrasileira de Gas ("TSB") project which links Uruguayana, a district already connected to the Argentine transportation system through the gas pipelines operated by TGM and TGN, with Porto Alegre, enabling export of gas from Neuquén to that region.

Gas Pipeline Operation and Maintenance Service

The providing of third party gas pipeline operation and maintenance services generated income net of turnover tax for $ 1.7 million, compared to $ 1.5 million in the comparative period. The valuation of revenues for the first quarter of 2002 is net of a provision for 0.8 million set up on revenues invoiced in dollars since collection in that currency is uncertain.

As from January 30, 2002, TGN will operate and maintain 299 kilometers of the Gasoducto del Pacifico in Argentine territory for a five-year-old term, while the remaining 345 kilometers in Chilean territory will be operated and maintained by Comgas Andina S.A.

This new contract is added to those currently in effect entered into in previous years with the Norandino, Entrerriano, Petrouruguay gas pipelines, the gas pipelines to Paso de los Libres owned by TGM, and the Paso de los Libres-Uruguayana gas pipeline owned by TSB.

The term of the contract for the operation and maintenance of the GasAndes gas pipeline which has been in effect since 1997 expired in October 2001. This contract, however, has been temporarily extended until ENARGAS has authorized the change of operator.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) *ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)*

- ***Tariffs***

As mentioned in previous points, Law No. 25561 converted to pesos and froze utility tariffs, including those corresponding to natural gas transportation and distribution. Consequently, the current tariffs are those in effect in the first half of 2000 (when the PPI ceased to be applied).

The above situation resulted in the interruption of the five-year review of tariffs based on which the new rates applicable for the 2003-2007 period were to be determined, as established by Resolution No. 38/2002 of the Ministry of Economy.

- ***Operating costs***

The following table summarizes the evolution of the main components of operating costs and an analysis of variations:

(In $ million)

	Three-month periods ended 03.31.			
	2002	*%*	*2001*	*%*
Fixed assets depreciation	*18.9*	*62.4*	*10.1*	*43.7*
Personnel costs	*3.6*	*11.9*	*4.0*	*17.3*
Maintenance and repair of fixed assets	*2.3*	*7.6*	*3.9*	*16.9*
Fees for technical services	*0.5*	*1.6*	*0.5*	*2.2*
Sundry materials	*0.6*	*2.0*	*0.9*	*3.9*
Communication, freight and transportation of staff and travel and agency expenses	*0.9*	*3.0*	*1.1*	*4.8*
Intangible assets amortization	*0.6*	*2.0*	*0.6*	*2.5*
Foreign staff residence	*0.4*	*1.3*	*0.3*	*1.3*
Easements	*0.5*	*1.6*	*0.5*	*2.2*
Fees for professional services	-	-	*0.3*	*1.3*
Insurance	*1.7*	*5.6*	*0.5*	*2.2*
Rentals and office supplies	*0.2*	*0.7*	*0.3*	*1.3*
Others	*0.1*	*0.3*	*0.1*	*0.4*
Total	***30.3***	***100.0***	***23.1***	***100***
% of Operating costs on net revenues	***38.4 %***		***33.8%***	

Operating costs for the quarter ended March 31, 2002 amounted to $ 30.3 million, an increase of $ 7.2 million or 31.1% compared to $ 23.1 million recorded in the previous period. Operating costs represented 38.4 % and 33.8 % of net income from revenues, respectively.

The most significant causes of changes in operating costs are as follows:

i. an increase of $ 8.8 million in *Fixed assets depreciation*, of which only $ 0.5 million are generated by the incorporation of new depreciable assets and the remaining $ 8.3 million correspond to depreciation for the period of exchange differences capitalized under Fixed assets, as established by MD Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398/2002 of the CNV (Note 2.2.d));

ii. an increase of $ 1.2 million in the cost of *Insurance* taken out by the Company to cover the assets making up the gas transportation system, of which $ 0.3 million are directly associated to the significant increase in the international cost of insurance and $ 0.9 million relate to the accrual of the policies in their currency of origin, i.e. the U.S. dollar;

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Operating costs (Contd.)***

iii. a decrease of $ 0.4 million in *Personnel costs* as a result of adjustments to the Company's personnel structure in the previous year to levels compatible with the completion of the Company's investment program;

iv. a reduction of $ 1.6 million in *Maintenence and repair of fixed assets,* substantially related to the rescheduling of tasks for detection of corrosion in the gas pipelines and lower cost of engineering and supervision of smaller works which have been postponed; and

v. a decrease of $ 0.3 million in *Fees for professional services* due to the completion of technical studies performed in 2001.

- ***Administrative and selling expenses***

The following table summarizes the evolution of the main components of administrative and selling expenses and an analysis of variations:

(In $ million)

	Three-month periods ended 03.31.			
	2002	***%***	***2001***	***%***
Personnel costs	*1.9*	*26.8*	*2.0*	*37.0*
Fixed assets depreciation	*2.1*	*29.6*	*1.1*	*20.3*
Fees for professional services	*0.3*	*4.2*	*0.5*	*9.3*
Taxes, rates and contributions	*0.8*	*11.3*	*0.5*	*9.3*
Communications, freight and transportation of staff and travel, and agency expenses	*0.2*	*2.8*	*0.3*	*5.6*
Maintenance and repair of fixed assets	*0.2*	*2.8*	*0.2*	*3.7*
Rentals and office supplies	*0.2*	*2.8*	*0.3*	*5.6*
Intangible assets amortization	*0.1*	*1.4*	*0.1*	*1.8*
Doubtful accounts	*1.1*	*15.5*	*0.1*	*1.8*
Others	*0.2*	*2.8*	*0.3*	*5.6*
Total	***7.1***	***100.0***	***5.4***	***100.0***
% of Administrative and selling expenses on net revenues	*9.0 %*		*7.9%*	

Administrative and selling expenses corresponding to the quarter ended March 31, 2002 amounted to $ 7.1 million, compared to $ 5.4 million in the previous period.

The main changes observed between the two periods were as follows:

i. an increase of $ 1.0 million in *Doubtful accounts*, to provide for trade receivables, collection of which is uncertain;

ii. an increase of $ 0.3 million in *Taxes, rates and contributions* as a result of the higher verification and control rate accrued in favor of ENARGAS;

iii. a decrease of $ 0.2 million in *Fees for professional services* due to the completion of technical studies carried out in 2001.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Other income (expenses) net***

(In $ million)

	Three-month periods ended 03.31.	
	2002	2001
Fixed assets written off	(0.3)	(2.1)
Sundry revenues	1.8	-
Recovery of contingencies	-	1.3
Personnel indemnities	(0.1)	(0.7)
Obsolescence of materials and spare parts	(0.8)	(0.5)
Total	**0.6**	**(2.0)**

The most significant movements in the quarter ended March 31, 2002 correspond to the following items:

i. *Obsolescence of materials and spare parts* which recorded charges for $ 0.8 million as a result of the recognition of the cost of unused material and obsolete material held in inventories; and

ii. *Sundry revenues* under which provisions for certain expenses set up in prior periods amounting to $ 1.6 million were recovered, as a result of more favorable terms of contracting for the Company.

- ***Financial and holding results***

The composition of *Financial and holding results* for the first quarter of 2002 and 2001 and the causes of significant changes are included below:

(In $ million)

	Three-month periods ended 03.31.	
	2002	2001
Interest on financial debt	(27.0)	(14.9)
Interest capitalized in fixed assets investments	0.1	0.1
Reference Stabilization Coefficient- Law N° 25561	(2.5)	-
Bank commissions and expenses	(0.6)	(0.8)
Reimbursement Agreement Fee	(0.5)	(0.3)
Expenses related to the Global Programs of Negotiable Corporate Bonds - amortization -	(0.5)	(0.5)
Tax on interest on financial and bank indebtedness	(0.4)	(0.8)
Tax on bank transactions	(0.9)	-
Foreign exchange difference	(66.0)	-
Subtotal	**(98.3)**	**(17.2)**
Interest, commissions and expenses generated by assets	0.3	0.3
Holding results on non-financial assets	0.4	-
Foreign exchanges differences generated by assets	34.3	-
Subtotal	**35.0**	**0.3**
Total	**(63.3)**	**(16.9)**

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Financial and holding results (Contd.)***

Financial and holding results for the quarter ended March 31, 2002 was a loss of $ 63.3 million compared to the loss of $ 16.9 million for the comparative period. The most significant changes were as follows:

i. a net increase of $ 12.1 million in *Interest on financial debt*, made up of: a decrease of $ 2.8 million in accrual of interest for the quarter as a result of principal amortization during fiscal 2001 and an increase of $ 14.9 million due to the recognition of interest accrued during each month of the first quarter of 2002 in the currency of origin, i.e. the U.S. dollar, at the average rates of exchange in that currency;

ii. an increase of $ 2.5 million in the accrual of the *Reference Stabilization Coefficient adjustment clause* on financial debts converted into pesos as established by Law No. 25561 and Decree No. 214/02, mentioned above;

iii. an increase of $ 0.2 million corresponding to *Fees for guarantee on financial debt* caused by a decrease of $ 0.1 million in the actual charge for the quarter and an increase of $ 0.3 million as a result of the recognition of those fees in their original currency, i.e. the U.S. dollar, at the average rates of exchange for each month;

iv. a decrease of $ 0.4 million in *Tax on interest on financial and bank indebtedness* as a result of the gradual reduction in the tax rate from 15% to 4% in the first quarter of 2001 and 2002, respectively;

v. an increase of $ 0.9 million in *Tax on bank transactions* as a result of the application of Law 25413 since April 2001.

vi. an increase of $ 66.0 million in *Exchange differences generated by liabilities*, made up of exchange losses accrued on financial debts for $ 1,106.1 million, exchange losses generated by the remaining foreign currency liabilities for $ 8.6 million and $ 1,048.8 million capitalized under fixed assets, as described in Note 2.2.d) to the financial statements and as mentioned in this Summary of Activity under '*Legal framework, Applicable accounting standards'*.

vii. an increase of $ 34.3 million in *Foreign exchange generated by assets* substantially generated by trade debtor balances on bills corresponding to exports (Note 2.2.b) and by cash and banks balances and movements in short-term investments in foreign currency recorded during the quarter.

- ***Distribution of profits***

The Shareholders' Meeting held on April 8, 2002 decided to distribute the net profits for the year ended December 31, 2001 as follows:

a) $ 1,358,981 to the Legal reserve,
b) $ 25,820,638 to unappropriated retained earnings, and
c) not to declare the payment of dividends.

- ***Capital investments***

Since the beginning of operations, the Company has made capital investments amounting to $ 1,027.2 million, of which $ 961.1 million were appropriated to its Investment Plan, as follows:

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

I) ANALYSIS OF RESULTS, OPERATIONS AND FINANCIAL SITUATION (Contd.)

- ***Capital investments (Contd.)***

(In $ million)

Type of investment	Up to 12.31.2001	As of 03.31.2002	Total investments 1992-2002
Obligatory investments	90.2	-	90.2
System extensions	684.2	-	684.2
K factor investments approved by ENARGAS	32.8	-	32.8
Extension and improvements to the transportation network	151.6	2.3	153.9
Investments in transportation system	**958.8**	**2.3**	**961.1**
Other fixed assets, materials and spare parts	65.2	0.9	66.1
Total capital investments	**1,024.0**	**3.2**	**1,027.2**

II) COMPARATIVE SUMMARY BALANCE SHEET FOR THREE-MONTH PERIODS ENDED MARCH 31, 2002, 2001, 2000, 1999 AND 1998

(In thousands of pesos)

	Three-month periods ended 03.31.				
	2002	2001	2000	1999	1998
Current assets	127,572	57,205	58,783	37,668	41,797
Non-current assets	2,262,712	1,247,647	1,226,635	1,075,847	972,328
Total	**2,390,284**	**1,304,852**	**1,285,418**	**1,113,515**	**1,014,125**
Current liabilities	378,073	152,595	244,992	85,959	67,812
Non-current liabilities	1,391,936	516,632	415,708	449,507	428,379
Subtotal	1,770,009	669,227	660,700	535,466	496,191
Shareholders' equity	620,275	635,625	624,718	578,049	517,934
Total	**2,390,284**	**1,304,852**	**1,285,418**	**1,113,515**	**1,014,125**

III) COMPARATIVE SUMMARY INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002, 2001, 2000, 1999 AND 1998

(In thousands of pesos)

	Three-month periods ended 03.31.				
	2002	2001	2000	1999	1998
Operating income	41,479	39,913	31,341	33,054	27,115
Financial and holding results	(63,285)	(16,899)	(12,370)	(12,572)	(8,236)
Income from investment in subsidiaries	990	35	51	-	-
Other income (expenses) net	621	(1,998)	9	(585)	(184)
Net result before income tax	(20,195)	21,051	19,031	19,897	18,695
Income tax	-	(7,716)	(6,400)	(6,400)	(5,500)
Net result for the period	**(20,195)**	**13,335**	**12,631**	**13,497**	**13,195**

TRANSPORTADORA DE GAS DEL NORTE S.A.

SUMMARY OF ACTIVITIES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

IV) COMPARATIVE STATISTICAL DATA FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002, 2001, 2000, 1999 AND 1998

Volume dispatched in millions of cubic meters:

According to means of transport

	Three-month periods ended 03.31.				
	2002	*2001*	*2000*	*1999*	*1998*
Firm	3,267	3,123	2,938	2,936	2,384
Interruptible and exchange and displacement	197	14	92	91	32
Total	*3,464*	*3,137*	*3,030*	*3,027*	*2,416*

According to source

	Three-month periods ended 03.31.				
	2002	*2001*	*2000*	*1999*	*1998*
Norte Gas pipeline	1,424	1,404	1,149	1,149	1,234
Centro-Oeste Gas pipeline	2,040	1,733	1,881	1,878	1,182
Total	*3,464*	*3,137*	*3,030*	*3,027*	*2,416*

V) COMPARATIVE RATIOS AS OF MARCH 31, 2002, 2001, 2000, 1999 AND 1998

	Three-month periods ended 03.31.				
	2002	*2001*	*2000*	*1999*	*1998*
Current liquidity	0.34	0.37	0.24	0.44	0.62
Liabilities/Equity	2.85	1.05	1.06	0.93	0.96

Buenos Aires, May 10, 2002

THE BOARD

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

PRICEWATERHOUSECOOPERS

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT
(Limited review)

To the President and Directors of
Transportadora de Gas del Norte S.A.

1. Identification of the financial statements reviewed

We have performed a limited review of the balance sheets of Transportadora de Gas del Norte S.A. as of March 31, 2002 and 2001 and the related statements of income, of changes in shareholders' equity and of cash flows, with Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I for the three-month periods then ended.

These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to issue a report on such financial statements based on our limited review.

2. Scope of our work

Our reviews were limited to the application of the procedures established by auditing standards in force in Argentina for limited review of interim financial statements established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and, therefore, did not include all the audit procedures necessary to issue an opinion on the Company's financial position, the results of its operations, the changes in its shareholders' equity and its cash flows.

3. Comments prior to our report

As established by Pronouncement 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, and as explained in Note 2.2.d), as from the quarter ended March 31, 2002 the Company recognized the effects of the devaluation of the Argentine peso. As a consequence, in accordance with Technical Pronouncement No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution 398 of the National Securities Commission, certain exchange losses related to the financing of fixed assets, which amount to $ 1,048,776,427, were capitalized under that heading.

The Company has prepared the financial statements applying the valuation criteria established by the National Securities Commission which, as explained in Note 2.1., which differ from applicable accounting standards as regards recognition of inflation on those financial statements. The Company has not quantified that effect.

Price Waterhouse & Co.
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires - Argentina
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9
www.pwcglobal.com

Deloitte & Co. S.R.L.
Florida 234, Piso 5º
C1005AAF Ciudad de Buenos Aires - Argentina
Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

As of March 31, 2002, the Company had financial loans with foreign creditors for a total of US$ 557,008,381 (US$ 93,321,221 allocated as current and US$ 463,687,160 as non-current), so if the prevailing economic and financial regulations or any modification to them continue to affect the Company's financial situation, its ability to comply with its commitments could be impaired.

As mentioned in Note 1., the changes in future cash flows arising from the modifications in the economic context and the legal and contractual conditions in which the Company operates have generated a significant adverse effect on the Company's financial and economic situation as well as on its results of operations. Additionally, given that the Law of Public Emergency and Exchange System Reform authorizes the Executive Branch to renegotiate tariffs, at the date of issuance of this report the results of these renegotiations are unknown and there is uncertainty as to whether the future cash flow will allow both a repayment of liabilities and recovery of the value of non-current assets and to ensure the continuity of the Company. Furthermore, changes in the prevailing regulations and laws might mean that the actual future results differ from the evaluations and estimates made at the date of preparing these financial statements. These differences, either positive or negative, could be significant. Therefore, the Company's financial statements may not include all the effects and changes that could result from this situation, so the Company's financial statements should be considered in the light of these uncertain circumstances.

As mentioned in Note 1.2., the modifications in the economic context and the legal and contractual conditions have led the Company to postpone the payment of certain financial obligations and have given rise to non-compliance with certain debt covenants that the Company was required to maintain. As long as a waiver is not obtained relative to such events of noncompliance with these covenants and with the postponement of the payments mentioned above, this situation could result in converting non-current financial debt into amounts payable on demand should creditors choose to accelerate related maturities. In such case, these financial liabilities would have to be reclassified as current in the Company's balance sheet.

As explained in Note 1.3.b), during the year ended December 31, 2001 the Company reversed the effect of the income recognized during the years ended December 31, 2001 and 2000 in connection with the tariff adjustments derived from the deferral of the application of the U.S. Producer Price Index. The financial statements as of March 31, 2001 shown for comparative purposes do not include the mentioned reversal of income, which was recorded in the quarter ended September 30, 2001. Consequently, the information is presented on a basis consistent with that for the period ended March 31, 2002, except in connection with that effect.

4. Independent auditors' report

Based on the work done as mentioned in point 2. of this report and on our examinations of the Company's financial statements for the years ended December 31, 2001 and 2000, on which we issued our opinion dated March 5, 2002, which included a qualification relating to the effects on the financial statements that might result from the uncertain situation described in point 3., we are in a position to report that:

a) all facts and circumstances of which we have become aware have been considered in the statements indicated in point 1.; and

b) we have no observations to make on those financial statements; other than that mentioned in point 3.,

5. Special information required by current regulations (for the three-month period ended March 31, 2002)

a) The amounts in the financial statements arise from the Company's official accounting records which, in our opinion, have been carried in conformity with applicable regulations in Argentina.

b) The financial statements are recorded on the Inventory and Balance Sheet book.

c) The financial statements mentioned in point 1. of this report are disclosed in conformity with Corporations Law No. 19550 and General Resolution No. 368/01 of the National Securities Commission.

d) As part of our work, we have reviewed the Summary of Activities required by General Resolution No. 368/01 and the additional information to the notes to the financial statements prepared by the Board of Directors, as required by the National Securities Commission and the Buenos Aires Stock Exchange, on which, as regards those matters that fall within our competence, we have no observations to make.

e) As of March 31, 2002, the debt accrued in favor of the Integrated Pension and Survivors' Benefit System according to the accounting records amounted to $ 478,992.63, none of which was claimable at that date

The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions -other than Argentina- where those financial statements are to be used.

Buenos Aires, May 10, 2002

DELOITTE & Co. S.R.L.

(Partner)

Miguel Garcia Haymes

PRICE WATERHOUSE & CO.

(Partner)

Ruben O. Vega

TRANSPORTADORA DE GAS DEL NORTE S.A.

BALANCE SHEETS as of March 31, 2002 and 2001 (Note 2)

	2002	2001
	$	
ASSETS		
CURRENT ASSETS		
Cash and banks	50,115,390	1,838,043
Investments (Exhibit D)	72,268	5,903,599
Accounts receivable - trade (Note 3.a)i))	67,160,908	40,011,761
Other receivables (Note 3.b)i))	5,336,510	4,029,648
Intangible assets (Exhibit B)	4,886,592	5,422,031
Total current assets	127,571,668	57,205,082
NON-CURRENT ASSETS		
Investments (Note 5 and Exhibits C and D)	7,119,262	211,679
Accounts receivable-trade (Note 3.a)ii))	-	7,914,306
Other receivables (Note 3.b)ii))	10,218,856	674,953
Intangible assets (Exhibit B)	13,663,139	18,708,546
Fixed assets (Exhibit A)	2,225,972,144	1,215,005,469
Other assets - Gas in pipelines -	5,738,913	5,132,212
Total non-current assets	2,262,712,314	1,247,647,165
Total assets	**2,390,283,982**	**1,304,852,247**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 3.c))	8,853,678	9,696,627
Financial debt (Note 6.i))	335,967,407	110,337,523
Social security	2,401,912	2,790,324
Taxes (Note 3.d))	10,897,712	11,670,534
Customers' advances	7,913,048	231,483
Other liabilities (Note 3.e)i))	9,105,462	15,310,729
Reserves (Note 9 and Exhibit E)	2,933,686	2,558,024
Total current liabilities	378,072,905	152,595,244
NON-CURRENT LIABILITIES		
Financial debt (Note 6.ii))	1,391,061,482	514,775,235
Other liabilities (Note 3.e)ii))	874,540	1,856,776
Total non-current liabilities	1,391,936,022	516,632,011
Total liabilities	**1,770,008,927**	**669,227,255**
SHAREHOLDERS' EQUITY (as per respective statement)	**620,275,055**	**635,624,992**
Total	**2,390,283,982**	**1,304,852,247**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF INCOME for the three-month periods ended March 31, 2002 and 2001 (Note 2)

	2002	2001
	$	
Net revenues (Note 3.f))	78,879,512	68,434,409
Operating costs (Exhibit H)	(30,270,421)	(23,111,725)
Gross profit	**48,609,091**	**45,322,684**
Selling expenses (Exhibit H)	(2,450,216)	(1,024,485)
Administrative expenses (Exhibit H)	(4,679,598)	(4,385,587)
Operating income	**41,479,277**	**39,912,612**
Income from investment in subsidiaries	990,471	35,234
Other income (expenses) net (Note 3.g))	621,092	(1,998,315)
Financial and holding results:		
Generated by assets (Note 3.h) – Exhibit H)	35,026,141	286,520
Generated by liabilities (Note 3.h) - Exhibit H)	(98,311,686)	(17,185,200)
Net (Loss) Income before tax	**(20,194,705)**	**21,050,851**
Income tax	-	(7,716,000)
Net (Loss) Income for the period	**(20,194,705)**	**13,334,851**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the three-month periods ended March 31, 2002 and 2001 (Note 2)

Caption	Shareholders' contributions			Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Total shareholders' equity 03.31.02	Total Shareholders' equity 03.31.01
	Capital stock	Adjustment of capital	Total					
				$				
Balances at the beginning of the year	351,499,185	38,762,898	390,262,083	19,668,590	57,153,448	173,385,639	640,469,760	622,388,694
Approved by the Shareholder's Ordinary Meeting held on March 29, 2001:								
Personnel participation bonds	-	-	-	-	-	-	-	(98,553)
Net (Loss) income for the period	-	-	-	-	-	(20,194,705)	(20,194,705)	13,334,851
Balances as of March 31, 2002	**351,499,185**	**38,762,898**	**390,262,083**	**19,668,590**	**57,153,448**	**153,190,934**	**620,275,055**	-
Balances as of March 31, 2001	**351,499,185**	**38,762,898**	**390,262,083**	**19,668,590**	**66,153,448**	**159,540,871**	-	**635,624,992**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the three-month periods ended March 31, 2002 and 2001 (Note 2)

	2002	2001
	$	
CAUSES OF CHANGES IN FUNDS		
Changes in funds from operating activities		
Net (Loss) income for the peroid	(20,194,705)	13,334,851
Add: Items not requiring funds		
Fixed assets depreciation	20,965,297	11,229,398
Intangible assets amortization	748,889	679,899
Residual value of fixed assets written off	514,824	2,481,336
Consumption of spare parts	1,481,182	1,190,451
Settlement reserves	6,198,698	285,559
Foreign exchange differences and financial debt actualization	1,108,633,141	-
Accrued interest (including 2002: $ 472,758 and 2001: $ 507,522 from intangible asset amortization (Exhibit B))	27,384,073	15,385,270
Accrued bank commissions and expenses	552,427	777,286
Increase in customers' advances	4,833,890	-
Less: Items not providing funds		-
Foreign exchange differences capitalized in fixed assets	(1,048,776,427)	-
Increase in long-term investments	(3,802,000)	-
Increase in investment in subsidiaries	(990,471)	(35,234)
PPI tariff adjustment	-	(6,168,728)
Sub-total	97,548,818	39,160,088
Changes in operating assets and liabilities:		
Increase in accounts receivable-trade	(41,722,817)	(301,288)
(Increase) Decrease in other receivables	(5,334,299)	4,946
Increase in other assets	(587,919)	-
Decrease in accounts payable	(6,882,622)	(14,134,557)
Decrease in social security	(1,137,037)	(942,036)
(Decrease) Increase in taxes	(1,670,934)	8,934,495
Increase (Decrease) in other liabilities	1,551,027	(1,745,959)
Funds provided by operating activities	**41,764,217**	**30,975,689**
Changes in funds from investment activities		
Acquisition of fixed assets	(3,216,143)	(5,720,661)
Funds used in investment activities	**(3,216,143)**	**(5,720,661)**
Carried forward	38,548,074	25,255,028

TRANSPORTADORA DE GAS DEL NORTE S.A.

STATEMENTS OF CASH FLOWS for the three-month periods ended March 31, 2002 and 2001 (Note 2) (Contd.)

	2002	2001
	$	
CAUSES OF CHANGES IN FUNDS (Contd.)		
Brought forward	38,548,074	25,255,028
Changes in funds from financing activities		
New short - term financial debt	19,210,454	104,679,668
New long - term financial debt	-	10,000,000
Payment of short - term financial debt	-	(89,002,000)
Payment of long - term financial debt	(1,619,456)	(26,364,988)
Interest paid	(29,277,371)	(17,724,258)
Bank commissions and expenses paid	(655,427)	(777,286)
Increase in customers advances	-	5,779
Increase in intangible assets	-	(803,039)
Payment of personnel participation bond	-	(98,553)
Funds used in financing activities	**(12,341,800)**	**(20,084,677)**
Increase in funds	**26,206,274**	**5,170,351**
Funds at the beginning of the year	**23,981,384**	**2,571,291**
Funds at the end of the period	**50,187,658**	**7,741,642**

The accompanying Notes 1 to 10 and Exhibits A, B, C, D, E, G, H and I are an integral part of these statements.

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK

1.1. Formation of the Company

Transportadora de Gas del Norte S.A. (the "Company" or "TGN") was incorporated on November 24, 1992 in connection with the privatization of gas transportation and distribution services in Argentina and creation of the companies, which ultimately received the licenses to operate those services.

TGN is the owner of a license (the "License") for the rendering of natural gas transportation services, whereby it is assigned the exclusive right to own and operate gas pipelines in the Northern and Central-Western regions of Argentina.

The Company's gas pipeline system is directly connected to the two principal gas producing basins in the Northern and Central-Western regions in Argentina, to the Northwestern and Neuquina basins and indirectly to gas fields located in Bolivia.

The transfer of assets from Gas del Estado Sociedad del Estado ("GdE") to TGN and commencement of operations took place on December 28, 1992, based on an agreement for the transfer of shares (the "Transfer Agreement") between the National Government, GdE and the investment company Gasinvest S.A. ("Gasinvest").

1.2. Argentine economic situation and its impact on the Company's economic and financial position

- Context

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. Furthermore, the Government's ability to comply with its commitments has been impaired.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on Economic Emergency and Exchange System Reform) that involved profound important changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991.

After a brief period in which an official and a free exchange market coexisted, on February 3, 2002 the Executive Branch passed Decree No. 214 (Reorganization of the financial system, complemented by Decree No. 410) establishing the conversion into pesos of all obligations to give sums of money denominated in U.S. dollars or other currencies existing as of January 6, 2002 at the rate of exchange of US$ 1 = $ 1.40 for deposits set up in the financial system and at the US$ 1 = $ 1 exchange rate for debts in the financial system; it also established that those deposits and debts would be adjusted by a Reference Stabilization Coefficient created on the basis of the Consumer Price Index, on which minimum deposit and loan rates to be set by the Argentine Central Bank ("BCRA") would be accrued. In accordance with Communication A 3507 of the BCRA, the annual rate applicable to financial debts converted to pesos as from February 4, 2002 is 8%.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Context (Contd.)

Decree No. 214 also established that the obligations to pay sums denominated in dollars or other foreign currency not related to the financial system, whatever their origin or nature, existing at the date of passing of Law No. 25561 would be converted to pesos at the exchange rate of $ 1 to US$ 1. If application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price.

On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the BCRA.

Simultaneously the BCRA established a change control regime which requires prior approval of transfers of foreign exchange abroad corresponding to financial obligations (except for payment of interest on balances due from or guaranteed by multilateral entities) and sets restrictions on the purchase of foreign currency.

The BCRA regulates the obligatory payment of foreign currency from foreign trade operations, except for certain specific cases which are expressly exempt.

- Impact on Transportadora de Gas del Norte S.A.

With regard to the Company's tariff calculation mechanism, without detriment to the original contract clauses detailed in Note 1.3., Law No. 25561 on Economic Emergency and Exchange System Reform established the obligatory conversion of tariffs into pesos at the exchange rate of US$ 1 = $ 1, their freezing in pesos as of that date and the suspension of the half-yearly adjustment based on the Producer Price Index (PPI). In addition, the Emergency Law authorized the National Executive Branch to renegotiate the contracts for public works and services taking into account (i) the impact of tariffs on the competitiveness of the economy and the distribution of income, (ii) the quality of the services and the investment plans contemplated in the contracts, (iii) users' interests and service accessibility (iv) the systems' security and (v) the profitability of companies. By Decree No. 293 the National Executive Branch delegated to the Ministry of Economy the mission to carry out the renegotiation process, receiving advice and assistance from the Commission for Renegotiation of Public Works and Services Contracts, created to that end. The above regulation establishes that the contract renegotiation proposals should be submitted to the Executive Branch within 120 days after February 15, 2002.

On April 19, 2002, in compliance with the schedule established by Resolution No. 20/2002 of the Ministry of Economy and the Guide of Procedures applicable to TGN, the Company presented an estimate of the adverse effect caused by the emergency regulations to the Renegotiation Commission, as well as an explanation of the economic and financial situation and the mitigation of the mentioned impact.

The above decree establishes that the Bicameral Follow-up Commission created by section 20 of Law No. 25561 must be permanently informed of the renegotiation procedure through a report informing the agreements reached.

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Impact on Transportadora de Gas del Norte S.A. (Contd)

Changes in the economic context and in the legal and contractual conditions under which the Company was operating, as well as the result of the renegotiation of contracts generate uncertainty as to the generation of future cash flows to settle liabilities and to recover non-current assets and to continue operating as a going concern.

The "move away from the dollar" and simultaneous freezing of tariffs, added to the devaluation of the peso and the subsequent evolution of the dollar quotation on the free exchange market affected the future cash flows since, although part of the expenses are denominated in pesos, almost the total financial debt of the Company has been incurred in dollars with foreign entities and, therefore, the above clause on conversion of balances due would not be applicable. This situation has a significant adverse effect on TGN's financial situation and results.

On May 2, 2002 Decree No. 689/2002 was published in the Official Gazette, establishing that as from January 6, 2002, the natural gas transportation service for export carried out in the national territory via gas pipelines will not be subject to the provisions of Law No. 25561 or Decree No. 214 dated February 3, 2002.

- Immediate consequences for TGN

As a result of the financial imbalance generated by the mentioned measures, the Board of Directors has set the administration of its own resources as a goal in order to maintain a secure and reliable providing of the public natural gas transportation service, as required by Gas Law No. 24076 and section 10 of Law No. 25561, to preserve the going concern principle and to ensure an equal treatment to all its financial creditors.

In line with these objectives, at the end of the period the Company was forced to postpone the payment of certain financial obligations amounting to $ 101.3 million (including US$ 21.8 million corresponding to the long-term debt-(Note 6 and Exhibit I). The creditors of these obligations are being contacted to agree the conditions to avoid the execution of acceleration clauses, thus enabling the Company to start negotiations to rebuild its capital flows and regularize its financial liabilities.

As a result of the above circumstances, the Company has failed to comply with certain covenants on certain financial liabilities.

If the Company does not obtain a waiver for its irregular debt, its financial creditors could accelerate collection of their receivables. In spite of this situation, the Company has classified those loans into current and non-current liabilities according to their original

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.2. Argentine economic situation and its impact on the Company's economic and financial position (Contd.)

- Immediate consequences for TGN (Contd.)

maturities based on a reasonable estimation of the outcome of the negotiations with its creditors.

As of March 31, 2002 the financial position of the Company was as follows:

- the total financial debt recorded by the Company amounts to $ 1,727,028,889, which includes borrowings from financial entities for US$ 557,008,381. During the following twelve months, TGN must pay $ 335,967,407 which includes US$ 93,321,220 in borrowings not converted to pesos by foreign entities.

- if the adverse economic situation affects the Company's financial situation, its capacity to meet its financial obligations could be impaired. The Company is analyzing its indebtedness structure, hoping to rebuild its economic equation to align it to its financial debt profile. Although Management understands that there are feasible alternatives, it is not possible to provide assurance of success upon implementation.

The impact generated by all these measures adopted up to date by the Government on the financial situation of the Company as of March 31, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements, assuming that the necessary agreements will be reached with the financial creditors to avoid the debt acceleration.

Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company, or the outcome of the negotiation of tariffs with the National Government. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these high uncertain circumstances.

1.3. Regulatory framework

a) General matters

The Gas Act and its regulations, together with the License, the Transfer Agreement, the Bid Document for the privatization of GdE (the "Pliego"), and the resolutions issued by ENARGAS, establish the legal framework for the Company's business.

The License was granted for an initial period of thirty-five years. However, both the Gas Act and the License establish that the Company will be able to apply to ENARGAS for a renewal for a further ten-year period. At that time, ENARGAS is required to evaluate the performance of TGN and submit a recommendation to the Government.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

a) General matters (Contd.)

The Gas Act establishes that a tender should be called for the award of a new License and the Company will have the option of matching the best offer made to the Government by a third party.

After the License expires, the Company will be required to transfer the essential assets, free of all debt, charges or embargoes, to the Government or to whoever it may indicate, and the Company shall have the right to collection of an amount equal to the lower of:

i) the book value of the essential assets calculated on the basis of the price paid by Gasinvest S.A. for the shares of the Company plus the historical cost of the investments it has made, calculated in U.S. dollars adjusted by the U.S. producer price index (the "U.S. PPI"), in both cases net of accumulated depreciation; or

ii) the net result of the new tender, net of related costs and taxes paid.

b) Tariffs

- Contractual framework

The tariffs corresponding to the natural gas transportation service were established in the License and are regulated by ENARGAS.

The Gas Law establishes that the tariffs must cover reasonable operating costs, taxes and depreciation charges, while providing profit margins similar to those obtained from other activities subject to comparable or similar risks, being in proportion to the level of efficiency in providing of the services.

The initial tariffs were established by the National Government at the time of the privatization of GdE for a five-year term ended on December 31, 1997, subject to the following adjustments until expiration of the License:

i) half-yearly adjustments derived from the changes in the US PPI;

ii) adjustments derived from the five-yearly tariff review to be performed by ENARGAS affecting, as far as possible, the "X" efficiency and "K" investments factors, where "X" reduces the tariff as a counterpart of efficiency increases and "K" increases it to encourage unprofitable investments;

iii) non-recurring adjustments to reflect variations in the costs resulting from changes to tax regulations (except in the case of changes in income tax); and

iv) unscheduled adjustments as a result of other objective and justifiable causes at the discretion of ENARGAS.

During the course of the first five-year tariff review carried out in 1997, ENARGAS fixed the "X" value for TGN at 5.2%, which was fully applied for the 1998-2002 five-year term in the first half of 1998. In addition, ENARGAS authorized "K" factors based on investment projects

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

proposed by TGN for a total of US$ 38.1 million for that five-year term, of which $ 32.8 million have been approved by ENARGAS.

In December 2000, ENARGAS began the second five-yearly review of tariffs to be applied in the period 2003-2007, which should be concluded before June 30, 2002.

As already mentioned, Law No. 25561 on Public Emergency and Exchange System Reform has converted in to pesos and frozen all utility rates, including those corresponding to gas natural transportation and distribution. Consequently, the tariffs in effect continue to be those corresponding to the first half of 2000 (when the adjustment by the PPI ceased to be applied).

This situation has resulted in the suspension of the five-year Tariff Review process, based on which the new tariffs for the 2003-2007 five-year period were to be determined, as required by Resolution No. 38/2002 of the Ministry of Economy.

- Deferral of adjustments

On January 17, 2000, ENARGAS Resolution No. 1471 established the deferral for the second half of 2000 of the application of the tariff adjustment according to the PPI which was to be considered as from January 1, 2000.

On July 17, 2000, TGN and the remaining licensees for natural gas network transportation and distribution signed an Agreement Minute with the National Secretary of Energy -acting on behalf of the Ministry of Economy- and ENARGAS, whereby: *(i)* the tariff adjustment according to the PPI that should have been applied on January 1, 2000 would take effect on July 1, 2000; *(ii)* the adjustment according to the PPI deferred during the first half of 2000 would be recovered from July 1, 2000 through June 30, 2001; *(iii)* the application of the tariff adjustments according to the PPI falling between +6% and -4% on billing would be exceptionally deferred between July 1, 2000 and June 30, 2002; *(iv)* the adjustments thus deferred would be appropriated to a Stabilization Fund, the final balance at June 30, 2002 restated at an annual 8.2% rate being recoverable from tariffs within a term of two years; and *(v)* the amounts thus deferred would be guaranteed and legally protected by the Regulatory Framework, and would not be reduced or otherwise affected. This agreement was subsequently ratified by Decree No. 669/00 of the National Government dated August 4, 2000 and implemented through ENARGAS resolutions as of the same date that approved the tariffs for the second half of 2000.

On August 18, 2000, a Federal Court on Contentious and Administrative Matters established the precautionary suspension of Decree No. 669/00 at the request of the Ombudsman within the framework of an ordinary claim filed by that official against the National Executive Branch and the ENARGAS, sustaining that the provisions of the Regulatory Framework that contemplate the adjustment of tariffs according to the PPI are unconstitutional and null and void. The appeals filed against the precautionary measure by TGN, other licensees and the National Government were brought on December 26, 2000 before Room V of the National Court of Appeals on Contentious and Administrative Matters. On October 5, 2001 the Court dismissed the appeals and decided to maintain the precautionary measure in the first instance. TGN (as well as the National Government and other licensees) appealed that ruling by filing an extraordinary appeal.

NOTE 1 - FORMATION OF THE COMPANY AND REGULATORY FRAMEWORK (Contd.)

1.3. Regulatory framework (Contd.)

b) Tariffs (Contd.)

- *Deferral of adjustments (Contd.)*

In the meantime, on August 30, 2000 ENARGAS issued note ENRG/GAL/GDyE/P No. 3480 which established that the transportation tariff would be rolled back to the level approved for May 2000. This administrative resolution, as well as others issued subsequently which are in effect for half-yearly periods (Note ENRG/GDyE/GAL/P No. 0077, Resolution ENRG No. 2055 and Resolution ENRG 2343), were appealed by TGN before the Ministry of Infrastructure and Housing.

Based on the provisions of the Minute of Agreement signed on July 17, 2000 subsequently ratified by Decree No. 669/00, TGN has accrued the amounts corresponding to deferred tariff variations.

Since more than one year has gone by since the regulation was issued -and in spite of its confirmation in two instances-, the enforceability of Law No. 25561 mentioned in this Note and the validity of the preliminary injunction (still being discussed at judicial level), the Company considers that collection of the amount corresponding to tariff variations not applied through a tariff adjustment is currently not likely, so TGN has decided to adopt a conservative criterion, without implying a waiver to its right to collect the amounts accrued, consisting in reversing the effect of recognized income and filing a request for reimbursement for $ 4.3 million corresponding to VAT paid.

c) Restricted assets

A substantial portion of the assets transferred by GdE, mainly included in the captions Gas pipelines, High pressure branch lines, Compressor plants and High pressure regulation and/or measurement stations (Exhibit A), has been defined as essential for the performance of licensed service. Therefore, the Company is committed to repairing and maintaining these assets together with any future improvements and extensions in accordance with certain standards defined in the License. The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets for purposes other than providing licensed service, without the prior authorization of ENARGAS.

1.4. Technical Assistance Contract

On July 6, 2000 the Company entered into a new Technical Assistance Contract which became effective on December 29, 2000 (upon maturity of the original contract in effect since Take-Over). The new contract was signed with TotalFinaElf Gas Transmission Argentina S.A. and with Tecgas N.V. under the same terms and conditions of the initial contract, except that: (i) the effective term will be two years (not renewable) and (ii) the Technical Assistance Fees will amount to US$ 2.0 million annually payable in quarterly installments. The new contract was approved by the Board of Directors of ENARGAS.

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA

1.4. Technical Assistance Contract (Contd.)

The financial statements were prepared applying the valuation and disclosure criteria established by General Resolution No. 368/01 and Resolution No. 398/02 of the National Securities Commission ("CNV"), and MD Resolution No. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

In addition, valuation criteria established by Resolution No. 1660 dated March 31, 2000 issued by the National Gas Regulator, amended by Resolution No. 1903 dated September 18, 2000, which regulate certain valuation matters applicable to all regulated natural gas transportation and distribution activities have been applied. Those criteria are similar to the accounting standards currently in effect.

2.1. Recognition of the effects of inflation

In addition, Resolution MD No. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires re-introduced Technical Pronouncement No. 6 recently amended by Technical Resolution No. 19 of the Argentine Federation of Professional Council in Economic Sciences, adopted by Resolution MD No. 262/01 of the Professional Council.

To comply with the provisions of Decree No. 316/95, which does not authorize the National Securities Commission to receive financial statements in constant currency, the financial statements are presented in nominal currency. In this case, the amounts in the financial statements were restated in constant currency until August 31, 1995, as established by Decree No. 316. The Company has not calculated the effects of inflation.

2.2. Principal valuation criteria

a) Items denominated in Argentine currency

Cash and banks, receivables, liabilities and reserves

They have been maintained at their nominal values, plus interest accrued, through each period-end, where applicable.

b) Items denominated in foreign currency

Cash and banks, Investments, receivables, liabilities and customers' advances

They have been valued at the corresponding exchange rate plus interest accrued, through each period-end, where applicable.

As a result of the provisions of Decree No. 689/2002 (Note 1.2.) the Company has recorded sales in U.S. dollars at the rate of exchange at the time of billing corresponding to gas transportation for export. In addition, the respective trade receivable balances pending as of March 31, 2002 have been restated.

The Company has accounted for an allowance for those trade receivables invoiced in foreign currency, since the collection is uncertain. To value those accounts at the amount which is not certain to be collected, a provision for $ 4.6 million has been set up which is offset against Net Sales. (Note 3. f) and Exhibit E).

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

c) Intangible assets

Valued at their acquisition cost and stated net of the corresponding accumulated amortization calculated on the basis of: a) a four-year deferral period for integral repairs of turbines ("overhaul") and implementation of an integrated system of administration and maintenance amortized according to the "year of full deletion" criterion; b) a five-year deferral for the running through of instruments for the detection of corrosion in gas pipelines, according to the "year of full deletion" criterion.

Expenses incurred in the creation of the Global Programs of Negotiable Corporate Bonds are amortized based on the maturities of the related issued debt. The corresponding amortization is included as "Financial and holding results generated by liabilities - Interests".

d) Fixed assets

Fixed assets received at the time of the granting of the License were assigned a total value as defined in the Transfer Agreement.

Assets acquired or constructed after the granting of the License are valued at their restated acquisition cost or construction cost as of August 31, 1995 including materials, labor and overhead, and are shown net of the corresponding accumulated depreciation.

The Company has included as part of the value of fixed assets, the net cost generated by the financing by third parties during the period of construction or installation.

Depreciation is computed by the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives and adopting the year of full deletion criterion for inventories up to March 31, 1999 and the month of addition for additions as from January 1st, 2000.

Resolution MD No. 3/02 issued on March 6, 2002 by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, adopted by General Resolution No. 398/02 of the CNV, established the capitalization of exchange differences generated by foreign currency liabilities existing as of January 6, 2002, used to finance the acquisition, production or construction of assets.

Capitalized exchange differences generated by the liabilities that qualify in the mentioned resolutions amount to $ 1,048.8 million based on the fact that they were used to finance the construction or extension of assets exclusively related to the transportation service. Those exchange differences will be amortized over the remaining useful lives of those fixed assets (Exhibit A).

Subject to the resolution of the uncertainty generated by the changes in the economic context and the legal and contractual conditions under which the Company was operating, as well as the outcome of the renegotiation of contracts mentioned in Note 1.2., aggregate book value of fixed assets does not exceed recoverable value.

e) Non-current investments

Investments in Bonds under the Program of Medium-Term Foreign Bills of the Argentine Republic have been valued at the acquisition cost plus interest accrued at the stated rate up to March 31, 2002 (Note 5).

NOTE 2 - BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL VALUATION CRITERIA (Contd.)

2.2. Principal valuation criteria (Contd.)

e) Non-current investments (Contd.)

The investments in subsidiaries Comgas Andina S.A. and Companhia Operadora Do Rio Grande Do Sul S.A. ("COPERG") are recorded using the equity method of accounting based on their financial statements as of March 31, 2002.

To determine the proportional equity value for the companies that issue their financial statements in foreign currency, the criteria established by Technical Resolutions N° 5 and 13 of the Argentine Federation of Professional Councils in Economic Sciences.

f) Other assets - Gas in pipelines

Gas in pipelines has been valued at the replacement value of the cubic meter of gas plus average transportation cost. The results from application of these prices are recognized under Financial and holding results generated by assets - Holding result on non-financial assets.

The book value of these assets does not exceed recoverable value.

g) Capital stock and adjustment of capital

Capital stock was restated for inflation through August 31, 1995, based on the date subscribed. The difference between adjusted capital value over nominal value is reflected as "Adjustment of capital".

h) Legal reserve

Balances under this caption were restated for inflation through August 31, 1995. Subsequent transactions are recorded at their nominal values.

i) Voluntary reserve for future dividends

Balances under this caption are created by designations of net income as approved in shareholders' meetings.

The Company's Board of Directors has been granted authority by the Shareholders to decide on cash distribution of this reserve, either totally or partially, in proportion to respective shareholdings, whenever it deems it fits for the corporate interest.

j) Income tax and minimum notional income tax

The Company has not recorded any income tax charge in the statement of income as it holds a tax loss carryforward.

Minimum notional income tax provided for as of March 31, 2002 is the amount estimated to be paid in accordance with current tax legislation, which is shown as "Other receivables" under non-current assets.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS

CAPTIONS	2002	2001
	$	
a) Accounts receivable - trade		
i) Current		
Regulated activity		
Gas transportation service		
• invoiced		
- distributors	8,828,363	6,795,392
- industries	27,383,669	228,693
- generators	1,854,498	4,988
• to be invoiced	32,738,538	19,680,678
• PPI accrued tariff adjustments to be invoiced	-	12,765,016
Subtotal	70,805,068	39,474,767
Unregulated activity		
Operation and maintenance service		
• invoiced	1,829,976	31,982
• to be invoiced	697,167	559,018
Subtotal	2,527,143	591,000
Allowance for doubtful accounts (Exhibit E)	(1,227,196)	(54,006)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(4,944,107)	-
Total	**67,160,908**	**40,011,761**
ii) Non-current		
Regulated activity		
Gas transportation service		
• PPI accrued tariff adjustments to be invoiced	-	7,914,306
Total	**-**	**7,914,306**
b) Other receivables		
i) Current		
Regulated activity		
Tax credits - withholdings and collections	586,727	655,724
Fee advanced to the Board of Directors and Syndics	25,225	40,020
Advances to be rendered	51,927	142,202
Loans to personnel	162,050	236,178
Prepaid expenses	2,496,639	1,724,167
Accounts receivables-other	749,795	166,366
Other	188,979	686,969
Subtotal	4,261,342	3,651,626
Unregulated activity		
Loan to TGM (Note 4)	364,245	-
Corporation Law N° 19550, section 33 (Note 3.i))	6,250	216,987
Accounts receivables-other	904,867	242,588
Subtotal	1,275,362	459,575
Allowance for doubtful accounts (Exhibit E)	(200,194)	(81,553)
Total	**5,336,510**	**4,029,648**
ii) Non Current		
Regulated activity		
Loans to personnel	23,908	88,112
VAT - Reversion of tariff variations (Note1.3.b))	4,343,544	-
Turnover tax - withholding	901,794	586,841
Tax on minimum notional income	3,060,000	-
Prepaid expenses	1,878,610	-
Other	11,000	-
Total	**10,218,856**	**674,953**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 3 – DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
c) Accounts payable		
Regulated activity		
Technical Operator	-	410,706
Suppliers for purchases and other services	4,333,628	7,339,192
Provisions	4,520,050	1,946,729
Total	**8,853,678**	**9,696,627**
d) Taxes		
VAT	2,966,321	1,717,823
Income tax	2,231,453	7,381,762
Turnover tax	1,427,027	1,167,377
Tax on minimum notional income	3,060,000	-
VAT – withholdings and collections	150,525	334,938
Income tax - withholdings	634,564	341,840
Turnover tax withholdings and collections	32,439	44,545
Tax on interest on financial and bank indebtedness	392,630	675,287
Others	2,753	6,962
Total	**10,897,712**	**11,670,534**
e) Other Liabilities		
i) Current		
Fees for technical services	2,000,000	500,000
Fees to Board of Directors and Syndics	39,000	39,000
Dividends to be paid	-	9,000,000
Easement provision (net of prepaid easement)	1,950,734	2,500,000
Other	5,115,728	3,271,729
Total	**9,105,462**	**15,310,729**
ii) Non-current		
Easement provision	874,540	1,856,776
Total	**874,540**	**1,856,776**
f) Net revenues		
Regulated activity		
Gas transportation service		
Gas transportation service	83,855,799	63,453,978
PPI accrued tariffs adjustments to be invoiced (Note 1.3.b))	-	6,168,728
Turnover tax	(2,377,761)	(2,068,109)
Benefit on social security contributions Decrees N° 292-1520-814	(475,455)	(629,215)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(3,768,342)	-
Subtotal gas transportation service	77,234,241	66,925,382
Unregulated activity		
Operation and maintenance service		
Operation and maintenance service	2,497,190	1,559,146
Turnover tax	(42,318)	(50,119)
Allowance for doubtful accounts in foreign currencies (Note 2.2.b) and Exhibit E)	(809,601)	-
Subtotal operation and maintenance service	1,645,271	1,509,027
Total	**78,879,512**	**68,434,409**

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 3 - DESCRIPTION OF MAIN BALANCE SHEET AND INCOME STATEMENT CAPTIONS (Contd.)

CAPTIONS	2002	2001
	$	
g) Other income (expenses) net		
Fixed assets written off	(393,490)	(2,195,254)
Sales of services projects-net	52,951	100,000
Sundry revenues	1,838,398	15,019
Recovery of contingencies	-	1,250,414
Personnel indemnities	(64,486)	(643,882)
Obsolescence of materials and spare parts	(812,281)	(524,612)
Total	**621,092**	**(1,998,315)**
h) Financial and holding results		
Generated by assets:		
Interests	453,107	391,118
Bank commissions and expenses	(135,215)	(66,591)
Foreign exchange differences	34,299,590	(38,007)
Holding results on non-financial assets	411,439	-
Discounts granted	(2,780)	-
Total	**35,026,141**	**286,520**
Generated by liabilities:		
Interests (net of interest capitalized in investments in fixed assets for $ 74,442 and $ 89,187 for 2002 and 2001, respectively)	(27,007,014)	(14,812,301)
Reference Stabilization Coefficient-Law No. 25561-Decree N° 214/02	(2,477,019)	-
Intangible asset amortization - Global Programs of Negotiable Corporate Bonds (Exhibit B)	(472,758)	(507,522)
Bank commissions and expenses	(552,427)	(777,286)
Reimbursement Agreement Fee	(489,419)	(246,249)
Foreign exchange differences	(65,994,217)	(994)
Tax on financial debt interest	(414,931)	(842,323)
Tax on bank transactions	(914,246)	-
Discounts obtained	10,345	1,475
Total	**(98,311,686)**	**(17,185,200)**
i) Balances and transactions with Corporations Law N° 19550, section 33		
As of March 31, 2002 and 2001, the following balances were held with Corporations Law N° 19550, section 33 (affiliated companies):		
Other receivables (Note 3.b)i)):		
Comgas Andina S.A.	-	160,737
Companhia Operadora de Rio Grande Do Sul	-	50,000
Gasinvest S.A.	6,250	6,250
Total	**6,250**	**216,987**
As of March 31, 2002 and 2001, the following transactions with effects on income were recorded with Corporations Law N° 19550, section 33 (affiliated companies):		
Other net expenses:		
Gasinvest S.A.	6,250	6,250

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 4 – OPERATIONS WITH TRANSPORTADORA DE GAS DEL MERCOSUR S.A. ("TGM")

On August 31, 2001, the Company granted a loan to TGM amounting to $ 2,807,280 which was repaid by TGM through a transfer to TGN of the VAT credit generated by its international gas transportation operations which are exempt from VAT.

The loan bears interest at an annual rate of 15%, and falls due in April 2002.

As of March 31, 2002 the balance of this transaction amounted to $ 364,245 (Note 3.b)i))

NOTE 5 – NON-CURRENT INVESTMENTS

On April 19, 2001, the Company invested in Bonds under the Program of Medium-Term Foreign Bonds of the Argentine Republic in the amount of $ 2 million, subject to thefollowing terms and conditions: i) term: 3 years; ii) amortization: 5 equal and consecutive quarterly installments, the first will mature on the last day of the second year; iii) interest rate: the average value published during the last 30 consecutive days immediately preceding the beginning of each interest period of the "survey" rate published by the BCRA plus a nominal margin of 4.95% annually iv) interest will be collected on a monthly basis. As of March 31, 2002 the balance of principal plus interest amount to $ 5,872,268 (Exhibit D).

The Company has decided to value its holding of Bonds at the U.S. dollar purchasing exchange rate as of March 31, 2002 since, in accordance with their issue terms, any amount of principal or interest pending payment can be applied to the settlement of national tax debts as from the moment in which they are claimable.

TRANSPORTADORA DE GAS DEL NORTE S.A.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 6 - FINANCIAL DEBT

The detail of financial debt is as follows:

	Interest rate	2002	2001
	%	$	
i) Current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	40,022,172	14,575,222
Series IV	(2)	34,813,715	11,955,801
Series V	(3)	654,710	475,371
Series VII	(4)	18,046,020	4,037,186
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Series I	(5)	5,690,489	1,499,141
Series II	(6)	48,482,780	12,769,753
Series III	(7)	4,129,933	823,690
Series IV	(8)	3,562,907	710,547
Series VI	(9)	18,985,166	5,000,779
Commission to be paid		450,000	-
Interest payable Convertibility Risk Insured Bonds	(10)	10,616,667	3,538,889
Loan agreements	(11)	147,892,713	53,943,849
Import finance	(12)	2,620,135	884,020
Current account advances		-	123,275
Total		**335,967,407**	**110,337,523**
ii) Non-current			
Global Program of Negotiable Corporate Bonds of US$ 300 MM			
Series III	(1)	75,000,000	37,500,000
Series IV	(2)	-	11,500,000
Series V	(3)	72,000,000	24,000,000
Series VII	(4)	-	4,000,000
Global Program of Negotiable Corporate Bonds of US$ 320 MM			
Series I	(5)	44,002,836	16,279,705
Series II	(6)	299,964,367	113,763,558
Series III	(7)	25,480,833	9,385,954
Series IV	(8)	21,983,649	8,097,728
Series VI	(9)	117,461,775	44,548,190
Convertibility Risk Insured Bonds	(10)	525,000,000	175,000,000
Loan agreements	(11)	210,000,000	70,000,000
Import finance	(12)	168,022	700,100
Total		**1,391,061,482**	**514,775,235**

Nominal annual rates

(1) Rate of interest: 2002 = 5.35% and 2001 = 9.83%
(2) Rate of interest: 2002 = 3.48 % and 2001 = 7.51%
(3) Rate of interest: 2002 = 3.48% and 2001 = 7.51%
(4) Rate of interest: 2001 = 3.54% and 2001 = 6.45%
(5) Rate of interest: 2002 and 2001 = 9.52%
(6) Rate of interest: 2002 and 2001 = 9.45%
(7) Rate of interest: 2002 and 2001 = 9.45%
(8) Rate of interest: 2002 and 2001 = 10.66%
(9) Rate of interest: 2002 and 2001 = 10.66%
(10) Rate of interest: 2002 and 2001 = 11.20%
(11) Weight average rate of interest: 2002 = 10.21% and 2001 = 10.05%
(12) Weighted average rate of interest : 2002 = 9.25% and 2001 = 7.30%

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 6 – FINANCIAL DEBT (Contd.)

Global Program of Medium Term Negotiable Corporate Bonds -US$ 300,000,000

The amounts and conditions of the series issued under this Global Program are as follows:

Series	Date of Issue	Placing agent	Amount in US$ million	Principal payments	Interest payments	Annual interest rate
III	10.31.1996	Santander	50.0	4 annual installments of US$ 12.5 million each as from fifth year	Semi-annually on outstanding principal	180 days LIBO plus 3.125%
IV	06.26.1997	Santander	46.0	4 annual installments of US$ 11.5 million each as from second year	Semi-annually on outstanding principal	180 days LIBO plus 1% per 1 and 2 years; plus 1.25% per 3 and 4 years; plus 1.5% per 5 year
V	06.26.1997	Santander	24.0	2 annual installments of US$ 12.0 million each as from sixth year	Semi-annually on outstanding principal	Same as above plus 180 days LIBO plus 1.70% per 6 and 7 years
VI	03.04.1998	Nassau Branch of BankBoston N.A.. Supervielle Société Générale and BEAL	40.0	A single payment due on third year	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
VII	03.04.1998	Nassau Branch of BankBoston N.A.. Supervielle Société Générale and BEAL	20.0	Ten equal semi-annually installments	Semi-annually on outstanding principal	180 days LIBO plus spread ranging between 0.75% through 1.5%
Total			180.0			

On January 15, 1999 the Extraordinary Shareholders' Meeting approved the creation of a Global Program for the issue and reissue of ordinary non-convertible Negotiable Corporate Bonds with ordinary guarantee for an amount of up to US$ 300 million or its equivalent in other currencies. The Program is to have a of five years duration as from authorization by the CNV.

On December 2, 1999, the CNV, authorized TGN to set up a Global Program for the issue of ordinary non-convertible Corporate Bonds for a par value in US$ 300 million or its equivalent in other currencies.

In December 2000, the Meeting of Holders of Negotiable Instruments approved the conformity of the financial ratio limits of Series IV, V, VI and VII under the Global Program of Medium-Term Negotiable Obligations -US$ 300 million, with those previously agreed with the International Finance Corporation ("IFC" Global Program of Negotiable Obligations, either simple or convertible into ordinary medium-term shares - US$ 320 million). There was no agreement for Series III, therefore the original conditions have been maintained.

The funds provided by these loans were applied to financing investments in assets exclusively related to gas transportation.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 6 - FINANCIAL DEBT (Contd.)

Global Program of Negotiable Corporate Bonds either Non-convertible or Convertible into ordinary shares in the medium term -US$ 320,000,000

The amounts and conditions of the series issued under this Global Program are as follows:

Serie	Date	Type of negotiable bonds	Subscriber	Amount in US$ millions	Years		Annual nominal rate %
					Term	Grace on principal	
I	08.01.96	Ordinary	IFC	20.0	13	3	9.52
II	08.01.96	Ordinary	IFC	154.5	12	2	9.45
III	08.01.96	Convertible into Class A shares	IFC	10.7	13	4	10.66
IV	08.01.96	Convertible into Class B shares	IFC	9.3	13	4	10.66
VI	09.18.96	Ordinary	IFC	60.5	12	2	9.45
		Total		255.0			

The funds provided by these loans were applied to financing investments in assets exclusively related to gas transportation.

Convertibility Risk Insured Bonds

On May 11, 2000, the Ordinary Shareholders' Meeting approved the issue of Ordinary, non-convertible secured Corporate Bonds qualifying as *"obligaciones negociables"* under the terms of Law 23576 and its regulatory decree for a principal value of up to US$ 200 million.

The funds are expected to be appropriated to finance the extension of the capacity of the Company's Central-Western gas pipeline, constructing new gas pipelines and compressor plants and performing necessary maintenance.

On July 25, 2000 the Company placed bonds for US$ 175 million at a quotation value of US$ 99,64 each US$ 100 and a net value of US$ 174,373,500, with final repayment in 12 years and 8 years of grace on principal, bearing interest at a fixed rate of 10,875% payable semi-annually, plus 0.325% annually by insurance of politic risk.

The purchaser of the bonds was Merrill Lynch Capital Services, which transferred them to a financial trust, which then issued CRIBs (*Convertibility Risk Insured Bonds*), i.e. bonds secured against exchange risk. The underwriter is Overseas Private Investment Corporation (OPIC), a U.S. government agency.

The purchasers of CRIBs were mostly U.S. insurance companies and Argentine AFJP's (Pension Fund Administrators).

The funds provided by this loan were used to settle obligations under short and long-term loans obtained in fiscal year 2000 to finance investments in assets exclusively related to the gas transportation system.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 6 – FINANCIAL DEBT (Contd.)

Long- term loan agreements

On December 28, 2000, the Company entered into a syndicated loan agreement with a group of banks led by Bank of America, BankBoston and Banco Francés-BBV subject to the following basic terms and conditions:

(i) Amount: US$ 70 million, in two tranches of US$ 35 million each; (ii) Maturities: one tranche in 2004 and the other in 2005; both fully repayable upon maturity, (iii) Interest: Libor + 2.50% annually for the first tranche and Libor + 3.00% annually for the second tranche, payable quarterly. They do not include 1.30% annually for politic risk insurance. The funds provided by this loan was applied to financing investments in assets exclusively related to gas transportation.

Cash receipts for US$ 60 million were recorded at that date and US$ 10 million on March 7, 2001.

Relevant events for the period

The Company paid IFC Series III and IV corresponding to December 28, 2001 when due. IFC Series I, II and VI were paid with the Letter of Credit opened with ING Bank at their maturity. As established in the repayment agreement with ING Bank, on January 2, 2002 TGN deposited the corresponding amount in pesos in an escrow account at the exchange rate of US$ 1 = $ 1 in effect before the devaluation of the peso. Under the mentioned agreement with ING, this contribution is not considered as a reinstatement of the Letter of Credit.

Payment of IFC Series I, II and VI corresponding to January 23, 2002 was made through a Letter of Credit, as mentioned in the previous paragraph, exhausting the liquidity reserves that TGN is required to hold. At the date of issue of these financial statements, the Company did not make any payment in connection with past due amounts corresponding to IFC Series III and IV which amounted to US$ 287,495, since payment of these series is subordinated to the payment of the series mentioned above. This situation generated a liability with ING Bank as of March 31, 2002 amounting to US$ 6,067,784 corresponding to principal plus interest accrued at the LIBO rate plus 4%.

On January 25, 2002 the Company had to pay interest amounting to US$ 9,515,625 and political risk premium on CRIBs for US$ 284,375. The amount corresponding to interest was paid through the Letter of Credit opened with Scotiabank Quilmes. As these funds were not replaced, the Company owes US$ 9,515,625 to Scotiabank Quilmes. TGN considers that this debt was converted into pesos since it falls under the provisions of Decree No. 214/02 due to the form of implementation adopted. The political risk premium issued by OPIC (Overseas Private Banking Corporation) was paid within the terms established by the OPIC agreement.

On February 15, 2002, TGN failed to pay principal for US$ 224,808 corresponding to import financing but paid the corresponding interest amounting to US$ 14,219.

On February 23, 2002, the Company failed to pay principal, interest and fines corresponding to IFC Series III and IV amounting to US$ 290,209 as a result of the subordination mechanism explained above. No payment was made either of principal on IFC Series I, II and VI for a total of US$ 1,632,217 and the installment corresponding to March 23, 2002, which comprised US$ 293,270 of total Series III and IV and principal on Series I, II and VI for US$ 1,645,078.

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 6 – FINANCIAL DEBT (Contd.)

Relevant events for the period (Contd.)

On March 5, 2002 the Company failed to make payment of principal amounting to US$ 2,000,000 corresponding to Series VII of the Global Medium-Term Negotiable Obligations Program, but the corresponding interest was paid.

The most significant events subsequent to the end of the quarter are as follows:

On April 30, 2002, after several bank holidays, TGN paid interest on IFC Series I, II and III which had fallen due on April 23. The Company did not make payment of principal corresponding to those series amounting to US$ 1,658,040 nor interest on IFC Series III and IV amounting to US$ 294,862.

On April 30, payment of interest on Medium Term Notes Series III amounting to US$ 1,007,755 fell due. On May 8, the Central Bank of Argentina authorized the transfer of funds, so that payment was made on that date.

NOTE 7 – CAPITAL STOCK AND DIVIDENDS

7.1. Capital stock

Capital stock transactions as from commencement of operations are summarized as follows:

	Date	US$	Registration in the Superintendency of Corporations			
			Date	No.	Book	Volume
Initial contribution:						
Incorporation of the Company	11.24.92	12,000	12.01.92	11667	112	A
Capitalization of irrevocable contribution:	12.28.92	267,255,155	03.07.94	1894	114	A
	03.25.94	84,232,030	06.09.94	5589	115	A
Total		351,499,185				

7.2. Limitation on the transferring of the Company's shares

The Pliego and the Transfer Agreement impose certain restrictions on the transfer of the shares of the Company held by Gasinvest S.A. and on the transfer of Gasinvest S.A. shares held by the shareholders of Gasinvest S.A.

In accordance with such restrictions, Gasinvest S.A. shall not reduce its participation in the Company's capital and votes to less than 51% ("Control Package") without prior approval by ENARGAS.

ENARGAS shall approve the transfer of the Control Package only if such transfer: (i) is made in block or if as a result therefrom, the new owner holds all Class A ordinary shares outstanding; (ii) does not affect the quality of gas transportation services provided by the Company; (iii) the Technical Operator, or any substitute therefore which may be accepted by ENARGAS, holds at least 10% of ordinary shares outstanding of the new owner and has entered into a Technical Assistance Agreement with the Company.

Any transfer or assignment or any other act leading to a decrease below 51% in the participation of original ordinary shareholders in the capital of Gasinvest S.A., including any

NOTE 7 – CAPITAL STOCK AND DIVIDENDS (Contd.)

7.2. Limitation on the transferring of the Company's shares (Contd.)

shortfall in the subscription by those shareholders of any capital increase in Gasinvest S.A., requires prior approval by ENARGAS.

The foregoing restrictions do not apply to transfers between parties belonging to the same economic group as specified in the Pliego.

From December 28, 2000, Gasinvest S.A. may request that ENARGAS approve its own dissolution and the transfer of the Company shares held by Gasinvest S.A. to the shareholders of Gasinvest S.A. ENARGAS may grant such approval if it determines that such actions would not adversely affect the public interest.

7.3. Restrictions on the distribution of profits

In accordance with Argentine Law N° 19550, 5% of the net income for the year must be transferred to the Company's Legal reserve, until it reaches 20% of subscribed capital.

The long-term financing agreements, preclude the Company from declaring or paying dividends, distributing shares, redeeming or in any other way acquiring its own capital or options thereon: (i) if there should be an event of default or potential event of default, (ii) if the Long-term Debt Service Coverage Ratio were to be lower than 1.2 or (iii) if Total Liabilities to Equity ratio be in excess of 1.2.

Furthermore, should any of the events summarized in points (i), (ii) or (iii) above occur, the Company would be precluded from paying the annual Technical Assistance Fees under the Technical Assistance Contract entered into with the Technical Operator, for any amount in excess of US$ 1 million.

NOTE 8 - ENVIRONMENTAL MATTERS

In line with its environmental care and remediation policy, TGN is permanently committed to preserve and protect the environment and its natural resources. Consequently, it evaluates the potential impact of all its activities on the environment so as to control and minimize the effects which might adversely affect environmental quality. It also designs, constructs and operates environmentally safe facilities in compliance with federal, regional and ENARGAS environmental standards and regulations.

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS

9.1. Stamp tax - Salta and Neuquén - Contracts prior to Takeover date

In November 1998, the Tax Bureau of the Province of Salta claimed payment from TGN of approximately $ 4.7 million corresponding to omitted stamp tax on the firm transportation contract entered into between the Company and Gasnor S.A. before Take-Over. As a result of the actions iniciated in October 1997, the Tax Authority of the Province of Neuquén filed a claim against TGN for the payment of approximately $ 73.3 million (including principal, interest and fines) corresponding to the stamp tax on the firm transportation contracts signed between the Company and Gas Natural BAN S.A., Litoral Gas S.A., Distribuidora de Gas Cuyana S.A. and Distribuidora de Gas del Centro S.A before the Take-Over date.

Based on a tax indemnity clause of the Transfer Contract, the Company notified GdE (and subsequently, the Standardization Subsecretariat of the Ministry of Economy of the Nation, which replaced the latter after its liquidation) the claims made by Salta and Neuquén. The

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

9.1. Stamp tax - Salta and Neuquén - Contracts prior to Takeover date (Contd.)

National State has rejected the tax claim filed by Salta and Neuquén and has assumed express responsibility for the possible tax credits to which the provinces could be entitled in this connection.

9.2 Stamp tax - Salta and Neuquén - Contracts subsequent to Takeover date

As a result of the actions initiated in November 1998, the Tax Authority of the Province of Neuquén filed a claim against the Company in the amount of $ 143.5 million (including principal, interest and fines calculated at February 2001) for stamp tax on transport contracts signed after the Take-Over Date. In April 1999 the Tax Authority of Salta filed a claim against TGN for the payment of a debt for stamp tax on one of the transportation contracts signed by the Company after the Takeover date in the amount of $ 1.8 million (including principal and interest), and recalculated in May 2001, by approximately $ 1.2 million.

Based on consultation with tax experts recognized in the field, the Company has challenged both claims by rejecting the existence of a taxable transaction, based on the fact that the mentioned transportation contacts have been entered into by mail including a clause of implicit acceptance, and do not fall within the definition of "instruments" of the respective Fiscal Codes.

In addition, in January 1999, ENARGAS filed an opinion with the Ministry of Economy of the Nation relating to the tax treatment applicable to the contracts signed by the licensees of transportation and distribution in the jurisdiction of Neuquén. In this opinion, ENARGAS concludes that Neuquen's tax claims (i) are illegitimate, because they involve an interjurisdictional federal public utility, (ii) impact negatively on the natural gas industry, thus losing competitiveness due to their distortional effects on the prices, and (iii) have serious effects on the Company's net worth. Furthermore, within the framework of legal actions filed by third parties, the National State - through the Energy Secretariat, has filed an appeal with the National Supreme Court of Justice questioning the legitimacy of the provincial tax claim.

9.3. Stamp Tax - Neuquén - Capital Increase

In April 1998, the Tax Authority of Neuquén filed a claim for the payment of stamp tax regarding the Meeting's Minute No. 1 signed on December 28, 1992 which provided an increase in the stock capital in line with the provisions of the Transfer Contract signed with the National Sate and GdE in the amount of approximately $ 0.9 million, including principal, interest and fines. This amount was calculated in March 2001, thus raising it to $ 1.9 million (including principal, interest and fines).

The Company has denied the existence of a taxable transaction in the jurisdiction of Neuquén and, according to the tax indemnity clause of the Transfer Contract, notified such claim to the National State.

9.4. Certainty declaratory action

With respect to the tax claims in Neuquén and Salta, identified in the preceding paragraphs 9.1., 9.2. and 9.3., TGN filed two declaratory judgments of certainty, one against the Province of Neuquén on April 16, 2001 and the other against the Province of Salta on May 15, 2001 both with original jurisdiction in the Supreme Court of Justice of Argentina. Both these actions seek the declaration of illegality of the stamp duty assessments made by the Tax Authorities of Neuquén and Salta. Within this framework, TGN requested and obtained

NOTES TO THE FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

NOTE 9 - CONTINGENCIES AND LEGAL MATTERS (Contd.)

9.4. Certainty declaratory action (Contd.)

two preliminary injunctions against Neuquén and Salta from persisting in their lawsuit against TGN for the amounts claimed.

9.5. Las Mesitas accident

With respect to the accident, ENARGAS imposed twelve fines on TGN in October 1999 for an accumulated total of $ 5.6 million, as it considered that the Company had incurred in an incorrect operation of the parallel pipe. TGN contends that the accident, which was an isolated case, was entirely due to an event beyond its control since the parallel pipe was being operated below the approved and prudent operating limits of resistance according to information held by TGN.

The Company has requested a review of such penalties at the administrative level. Based on consultation with renowned experts in administrative law, the Company has considered that ENARGAS has applied criteria with no administrative background and has exceeded the maximum number of penalties permitted by the License, by treating the accident as a sum of overlapped events which, in many cases, are not associated with the incident. Consequently, in fiscal year 1999 the Company recorded an accrual of $ 0.5 million which is the maximum penalty that ENARGAS could apply in line with the provisions of the License.

NOTE 10 – SUBSEQUENT EVENTS

Except as mentioned in Notes 1.2 and 2.2.b) and 6 above, no further events, situations or circumstances that could have a material effect on the Company's equity, economic or financial position have taken place.

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

FIXED ASSETS

EXHIBIT A

Caption	2002												2001
	Original values					Depreciation							
	At the begining of the year	Increases	Decreases	Transfers	At the end of the period	Accumulated at the begining of the year	For the period		Decreases	Transfers	Acummulated at the end of the period	Net book value	Net book value
							%	Amount					
Land	1,455,460	-	-	-	1,455,460	-	-	-	-	-	-	1,455,460	1,455,460
Buildings and civil constructions	34,104,890	-	(5,226)	-	34,099,664	4,387,328	2	170,488	(753)	-	4,557,063	29,542,601	30,196,255
Building installations	338,648	-	-	-	338,648	56,656	4	3,112	-	-	59,768	278,880	291,330
Gas Pipeline	864,881,687	-	-	(50,862)	864,830,825	112,929,840	3.33 & 2.22	5,960,009	-	(8,762)	118,881,087	745,949,738	749,393,782
High-presure branch lines	8,109,825	-	-	-	8,109,825	1,589,851	3.33 & 2.22	45,407	-	-	1,635,258	6,474,567	6,656,196
Compressor Plants	335,594,435	130,097	(18,503)	53,650	335,759,679	54,683,207	4	3,669,348	(5,137)	8,762	58,356,180	277,403,499	286,333,363
High pressure regulation and/or measurement stations	28,341,937	-	(342,684)	-	27,999,253	6,749,795	5	394,120	(89,512)	-	7,054,403	20,944,850	22,904,242
Other technical installations	22,452,301	-	(54,761)	-	22,397,540	4,498,724	6.67	302,807	(13,171)	-	4,788,360	17,609,180	19,212,286
Machinery, equipment and tools	8,961,830	10,441	(10,570)	(15,604)	8,946,097	5,933,498	10,20 & 50	157,117	-	-	6,090,615	2,855,482	2,817,296
Systems and telecommunications system	27,557,857	1,202	(105)	33,553	27,592,507	6,166,093	10 & 20	589,707	-	-	6,755,800	20,836,707	14,335,537
Vehicles	7,641,544	-	(100,996)	-	7,540,548	4,857,556	20	254,645	(64,363)	-	5,047,838	2,492,710	3,741,046
Furniture and fixtures	3,938,918	8,669	-	11,080	3,958,667	2,947,385	10	39,333	-	-	2,986,718	971,949	1,058,982
Goods held at third parties	3,103,635	-	-	-	3,103,635	700,674	12.5	87,410	-	-	788,084	2,315,551	1,778,999
Work in process	22,158,663	2,263,290	(154,915)	34,243	24,301,281	-	-	-	-	-	-	24,301,281	37,184,036
Foreign exchange differences Law N° 25561	-	1,048,776,427	-	-	1,048,776,427	-	3.57	9,291,794	-	-	9,291,794	1,039,484,633	-
Fixed assets in transit	-	-	-	-	-	-	-	-	-	-	-	-	1,200,087
Spare parts and materials	33,537,963	538,477	(1) (1,481,182)	-	32,595,258	-	-	-	-	-	-	32,595,258	35,986,326
Advances to suppliers	261,891	263,967	-	(66,060)	459,798	-	-	-	-	-	-	459,798	460,246
Total	**1,402,441,484**	**1,051,992,570**	**(2,168,942)**	**-**	**2,452,265,112**	**205,500,607**		**20,965,297**	**(172,936)**	**-**	**226,292,968**	**2,225,972,144**	**1,215,005,469**

(1) It includes $ 668,901 charged to Exploration Costs and Administrative and Selling expenses (Exhibit H) and $ 812,281 charged to Other net income and expenses (Note 3 g)).

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001 (Note 2)

INTANGIBLE ASSETS

EXHIBIT B

Caption	2002							2001
	Original values			Amortization				
	At the beginning of the year	Transfers	At the end of the period	Accumulated at the beginning of the year	For the period	Accumulated at the end of the period	Net book value	Net book value
CURRENT								
Corrosive detection in the gas pipeline	3,032,986	323,469	3,356,455	1,739,110	323,469	2,062,579	1,293,876	905,272
Integral repair of turbines	1,018,170	108,066	1,126,236	585,908	108,065	693,973	432,263	562,063
Integrated System of administration and maintenance	2,856,193	317,355	3,173,548	1,586,774	317,355	1,904,129	1,269,419	889,972
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	8,826,792	437,816	9,264,608	6,900,816	(1) 472,758	7,373,574	1,891,034	3,064,724
Total	**15,734,141**	**1,186,706**	**16,920,847**	**10,812,608**	**1,221,647**	**12,034,255**	**4,886,592**	**5,422,031**
NON CURRENT								
Corrosive detection in the gas pipeline	3,659,638	(323,469)	3,336,169	1,704,261	-	1,704,261	1,631,908	3,314,389
Integral repair of turbines	731,884	(108,066)	623,818	460,936	-	460,936	162,882	465,342
Integrated System of administration and maintenance	2,221,483	(317,355)	1,904,128	952,064	-	952,064	952,064	2,669,921
Expenses relating to the constitution of Global Programs of Negotiable Corporate Bonds	16,198,845	(437,816)	15,761,029	4,844,744	-	4,844,744	10,916,285	12,258,894
Total	**22,811,850**	**(1,186,706)**	**21,625,144**	**7,962,005**	**-**	**7,962,005**	**13,663,139**	**18,708,546**
Total	**38,545,991**	**-**	**38,545,991**	**18,774,613**	**1,221,647**	**19,996,260**	**18,549,731**	**24,130,577**

(1) Charged to Financial and holding results, generated by liabilities

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001 (Note 2)

INVESTMENTS AND PARTICIPATION IN OTHER COMPANIES

EXHIBIT C

Issuer and characteristics of shares	Class	Par value	Amount	Cost value	Book value 03.31.02	Book value 03.31.01	Principal activity	Information on the issuer – Latest financial statements: Date	Capital stock and capital adjustment	Legal reserve	Voluntary reserve for future dividends	Unappropriated retained earnings	Shareholders' equity	Percentage of direct holding
				$					$					%
NON-CURRENT INVESTMENTS														
Investments in other companies														
Corporations Law No. 19550, section 33														
Comgas Andina S.A.	Ordinary	(1) US$ch 1 per share	490	112,094	1,188,901	175,546	Providing of gas pipeline operation and maintenance services.	03.31.02	1,541	-	-	2,424,786	2,426,327	49.0000
Companhia Operadora do Rio Grande do Sul	Ordinary	(2) R$ 1 per share	49	25	130,361	36,133	Providing of gas pipeline operation and maintenance services.	03.31.02	35	-	-	266,088	266,043	49.0000
Total				112,119	1,319,262	211,679								

(1) Chilean pesos
(2) Reales

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001 (Note 2)

OTHER INVESTMENTS **EXHIBIT D**

Captions	2002						2001
	Balances at the beginning of the year	Movements of the period				Balances at the end of the period	Balances at the end of the period
		Increases	Decreases	Accrued interest (1)	Accrued foreign exchange difference		
Current investments							
Mutual investments funds in US$	-	8,001,320	(8,009,203)	7,883	-	-	5,903,599
Program of Medium-Term Foreign Bonds							
Accrued interest	19,409	-	(149,466)	121,613	80,712	72,268	-
Total	**19,409**	**8,001,320**	**(8,158,669)**	**129,496**	**80,712**	**72,268**	**5,903,599**
Non current investments							-
Program of Medium-Term Foreign Bonds	1,998,000	-	-	-	3,802,000	5,800,000	-
Total	**1,998,000**	**-**	**-**	**-**	**3,802,000**	**5,800,000**	**-**
Total	**2,017,409**	**8,001,320**	**(8,158,669)**	**129,496**	**3,882,712**	**5,872,268**	**5,903,599**

(1) Charged to Financial and holding results - Generated by assets - Interest, commissions and expenses

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANACIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

SETTLEMENT RESERVES **EXHIBIT E**

Caption	2002			2001
	Balances at the beginning of the year	Increases	Balances at the end of the period	Balances at the end of the period
Deducted from Assets				
Allowances for doubtful accounts				
Accounts receivable-trade	106,247	1,120,949 (1)	1,227,196	54,006
Other receivables	199,359	835 (1)	200,194	81,553
Allowance for doubtful accounts in foreign currencies	-	4,944,107 (1)	4,944,107	-
Subtotal	**305,606**	**6,065,891**	**6,371,497**	**135,559**
Included in Liabilities				
Reserves				
Lawsuits	2,800,879	132,807 (2)	2,933,686	2,558,024
Subtotal	**2,800,879**	**132,807**	**2,933,686**	**2,558,024**
Total	**3,106,485**	**6,198,698**	**9,305,183**	**2,693,583**

(1) Charged to Selling expenses-Doubtful accounts (Exhibit H) - $ 1,121,784, to net revenues (Note 3.f) $ 4,577,943 and to Taxes $ 36,164.
(2) Charged to Administrative expenses – Other (Exhibit H)

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

ASSETS AND LIABILITIES IN FOREIGN CURRENCY **EXHIBIT G**

	2002				2001		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
ASSETS							
CURRENT ASSETS							
CASH AND BANKS							
Petty cash	US$	6,608	2.9000	19,163	US$	3,871	3,867
Banks	US$	10,245,485	2.9000	29,711,907	US$	120,341	120,221
				29,731,070			124,088
SHORT-TERM INVESTMENTS							
Program of Medium-Term Floreign Bonds	US$	24,920	2.9000	72,268	US$	5,909,508	5,903,599
				72,268			5,903,599
ACCOUNT RECEIVABLE-TRADE							
Regulated activity	US$	12,734,455	2.9000	36,929,919			
Unregulated activities	US$	310,664	2.9000	900,926	US$	591,592	591,000
				37,830,845			591,000
OTHER RECEIVABLES							
Prepaid expenses	US$	839,347	2.9000	2,434,106	US$	1,273,843	1,272,569
Other receivables	US$	36,300	2.9000	105,270	US$	881,290	880,409
	LE	-		-	LE	22,634	32,052
				2,539,376			2,185,030
Total current assets				**70,173,559**			**8,803,717**
NON-CURRENT ASSETS							
OTHER RECEIVABLES							
Prepaid expenses	US$	647,797	2.9000	1,878,610		-	-
				1,878,610			-
LONG-TERM INVESTMENTS							
Program of Medium-Term Foreign Bonds	US$	2,000,000	2.9000	5,800,000		-	-
Comgas Andina S.A.	$ ch	260,438,243	0.0046	1,188,901	$ ch	105,750,602	175,546
COPERG	R$	105,591	1.2346	130,361	R$	77,672	36,133
				7,119,262			211,679
Total non-curents assets				**8,997,872**			**211,679**
Total assets				**79,171,431**			**9,015,396**
LIABILITIES							
CURRENT LIABILITIES							
ACCOUNTS PAYABLE							
Suppliers for purchases and other services	US$	826,298	3.0000	2,478,894	US$	884,858	884,858
					LE	21	30
				2,478,894			884,888
CARRIED FORWARD				2,478,894			884,888

US$: United States dollars
$ ch: chilean pesos
LE : Pounds sterling
R$: Reales

Jorge Valdez Rojas
President

TRANSPORTADORA DE GAS DEL NORTE S. A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

ASSETS AND LIABILITIES IN FOREIGN CURRENCY (Contd.) **EXHIBIT G**

	2002				2001		
	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Amount in $
BROUGHT FORWARD				2,478,894			884,888
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds – US$ 300 MM	US$	31,178,872	3.0000	93,536,617	US$	31,043,580	31,043,580
Global Program of Negotiable Corporate Bonds – US$ 320 MM	US$	26,950,426	3.0000	80,851,275	US$	20,803,910	20,803,910
Commission to be paid	US$	150,000	3.0000	450,000			
Convertibility Risk Insured Bonds - Interest -	US$	3,538,889	3.0000	10,616,667	US$	3,538,889	3,538,889
Loan agreements	US$	30,629,656	3.0000	91,888,968	US$	53,943,849	53,943,849
Import finance	US$	873,378	3.0000	2,620,134	US$	884,020	884,020
				279,963,661			110,214,248
OTHER LIABILITIES							
Fees for technical services	US$	500,000	3.0000	1,500,000			-
Reinbursement Agreement Fee	US$	111,519	3.0000	334,557			-
				1,834,557			-
CUSTOMERS' ADVANCES	US$	2,637,683	3.0000	7,913,048	US$	231,483	231,483
Total current liabilities				7,913,048			231,483
				292,190,160			**111,330,619**
NON-CURRENT LIABILITIES							
FINANCIAL DEBT							
Global Program of Negotiable Corporate Bonds - US$ 300 MM	US$	49,000,000	3.0000	147,000,000	US$	77,000,000	77,000,000
Global Program of Negotiable Corporate Bonds - US$ 320 MM	US$	169,631,153	3.0000	508,893,460	US$	192,075,135	192,075,135
Convertibility Risk Insured Bonds	US$	175,000,000	3.0000	525,000,000	US$	175,000,000	175,000,000
Loan agreements	US$	70,000,000	3.0000	210,000,000	US$	70,000,000	70,000,000
Import finance	US$	56,007	3.0000	168,021	US$	700,100	700,100
				1,391,061,481			514,775,235
Total non-current liabilities				**1,391,061,481**			**514,775,235**
Total liabilities				**1,683,251,641**			**626,105,854**

US$ = United States dollars

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A. **EXHIBIT H**

INFORMATION REQUIRED BY SECT. 64. SUB SECT. I .b) OF LAW No. 19550 for the three-month periods ended March 31, 2002 and 2001

Captions	Total 03.31.02	Operating costs			Selling expenses	Administrative expenses	Financial and holding results	Investment in fixed assets	Total 03.31.01
		Regulated activity	Unregulated activity	Total					
Administrators, Board of Directors and Syndics' fee	39,000	-	-	-	-	39,000	-	-	39,000
Fees for professional services	412,919	24,198	1,190	25,388	19,979	327,281	-	40,271	863,770
Wages and other personnel benefits	4,870,800	2,844,065	176,412	3,020,477	117,797	1,568,987	-	163,539	5,453,661
Social security contributions	749,979	527,232	26,991	554,223	17,176	178,580	-	-	690,991
Fees for technical services	500,000	500,000	-	500,000	-	-	-	-	500,000
Foreign staff residence	443,572	411,494	-	411,494	-	-	-	32,078	336,862
Sundry materials	668,901	610,888	20,155	631,043	-	-	-	37,858	1,012,706
Excess gas use and basins exchange	20,000	20,000	-	20,000	-	-	-	-	659
Third party services and suppliers	969,534	759,832	72,132	831,964	3,017	113,579	-	20,974	1,013,433
Maintenance and repair of fixed assets	1,807,417	1,422,070	10,202	1,432,272	-	38,437	-	336,708	3,515,346
Travel and agency expenses	829,531	587,223	66,048	653,271	63,993	72,384	-	39,883	699,787
Freight and transportation of staff	78,455	62,372	1,987	64,359	-	3,424	-	10,672	144,798
Communications	266,326	141,457	45,843	187,300	3,920	59,863	-	15,243	329,594
Insurance	1,673,439	1,655,151	-	1,655,151	-	18,288	-	-	549,623
Office supplies	217,613	70,879	5,344	76,223	2,207	125,491	-	13,692	297,019
Rentals	257,948	118,208	18,699	136,907	2,797	76,310	-	41,934	274,650
Easements	450,000	450,000	-	450,000	-	-	-	-	543,309
Taxes, rates and contributions	760,922	7,152	435	7,587	750,530	2,805	-	-	533,986
Financial results generated by assets	(35,026,141)	-	-	-	-	-	(35,026,141)	-	(286,520)
Financial results generated by liabilities	97,913,370	-	-	-	-	-	97,838,928	74,442	16,766,865
Fixed assets depreciation	20,965,297	18,868,767	-	18,868,767	314,480	1,782,050	-	-	11,229,398
Intangible assets amortization	1,221,647	620,080	-	620,080	25,462	103,347	472,758	-	1,187,421
Fixed assets expenses	178,347	21,755	-	21,755	-	-	-	156,592	1,479,101
Doubtful accounts	1,121,784	-	-	-	1,121,784	-	-	-	135,559
Others	279,006	100,048	2,112	102,160	7,074	169,772	-	-	271,980
Total at 03.31.02	**101,669,666**	**29,822,871**	**447,550**	**30,270,421**	**2,450,216**	**4,679,598**	**63,285,545**	**983,886**	-
Total at 03.31.01	-	**22,673,503**	**438,222**	**23,111,725**	**1,024,485**	**4,385,587**	**16,898,680**	**2,162,521**	**47,582,998**

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.

TRANSPORTADORA DE GAS DEL NORTE S.A.

FINANCIAL STATEMENTS for the three-month periods ended March 31, 2002 and 2001

TERMS AND GUIDELINES FOR THE RESTATEMENT OF INVESTMENTS, RECEIVABLES AND LIABILITIES

EXHIBIT I

	2002			
	Investments (1)	Accounts receivable – Trade (2)	Financial Debts	Other Liabilities (3)
	$			
a) Past due				
03.31.2001	-	383,849	-	-
06.30.2001	-	3,046	-	-
09.30.2001	-	21,543	-	-
12.31.2002	-	780,858	-	-
03.31.2002	-	19,540,785	101,372,452	-
b) Without due date	-	4,481,286	-	7,752,087
c) Total due				
06.30.2002	72,268	53,562,758	61,664,844	22,135,909
09.30.2002	-	35,768	34,121,707	2,730,000
12.31.2002	-	37,283	114,696,218	2,730,000
03.31.2003	-	21,739	24,112,186	3,823,816
03.31.2004	3,480,000	10,217,899	252,715,575	874,540
03.31.2005	2,320,000	957	259,933,776	-
03.31.2006	-	-	89,713,205	-
03.31.2007	-	-	98,337,465	-
03.31.2008	-	-	108,320,937	-
03.31.2009	-	-	167,303,821	-
03.31.2010	-	-	123,070,036	-
03.31.2011	-	-	116,666,667	-
03.31.2012	-	-	116,666,667	-
03.31.2013	-	-	58,333,333	-
Total 2002	**5,872,268**	**89,087,771**	**1,727,028,889**	**40,046,352**
a) Balances subject to adjustment	-	-	52,590,625	-
b) Balances not subject to adjustment	5,872,268	89,087,771	1,674,438,264	40,046,352
Total 2002	**5,872,268**	**89,087,771**	**1,727,028,889**	**40,046,352**
a) Interest bearing balances	-	524,752	1,704,269,313	7,775,365
b) Non-interest bearing balances	5,872,268	88,563,019	22,759,576	32,270,987
Total 2002	**5,872,268**	**89,087,771**	**1,727,028,889**	**40,046,352**

(1) Except Investments and participations in other companies
(2) Includes accounts receivable - trade and other receivables, except its allowances for doubtful accounts.
(3) Includes all non-financial debts, except Reserves.

Jorge Valdez Rojas
President

The independent auditors' report dated May 10, 2002 is issued as a separate document.